Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Lucid Diagnostics Inc. (“Lucid,” the “Company” or “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.001 par value per share. The common stock is listed on The Nasdaq Stock Market LLC.

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law (the “DGCL”) relating to our common stock. This summary is not complete. This summary is subject to the relevant provisions of the DGCL and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws. Please read the provisions of our amended and restated certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

General

The Company is authorized to issue 100,000,000 shares of common stock, par value $.001, and 20,000,000 shares of preferred stock, par value $.001. As of December 31, 2022:

●	42,610,212 shares of common stock were outstanding (inclusive of 2,041,420 shares underlying unvested restricted stock awards granted under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan as of such date);
●	1,119,006 shares of our common stock were issuable upon the exercise of outstanding stock options, including 695,706 shares issuable upon the exercise of stock options granted under our equity incentive plans, and 423,300 shares are reserved for issuance, but not subject to outstanding options or restricted stock awards, under our incentive equity plans; and
●	415,970 shares of common stock were reserved for issuance under our Employee Stock Purchase Plan.

As of December 31, 2022, no shares of our preferred stock were outstanding.

Furthermore, (i) in March 2022, we entered into a committed equity facility with an affiliate of Cantor Fitzgerald (“Cantor”), pursuant to which Cantor has committed to purchase up to $50 million in shares of our common stock from time to time at our request, at prices based on the current market price; (ii) in November 2022, we entered into an “at-the-market offering” for up to $6.5 million of our common stock that may be offered and sold under a Controlled Equity Offering Agreement between us and Cantor Fitzgerald & Co., (iii) in August 2022, we entered into a sixth amendment to the management services agreement with PAVmed, pursuant to which PAVmed may elect to receive payment of the monthly fee under the management services agreement in cash or in shares of our common stock; and (iv) in November 2022, we entered into a payroll and benefits expense reimbursement agreement with PAVmed, pursuant to which PAVmed will continue to pay certain payroll and benefit-related expenses on our behalf and we will reimburse PAVmed on a quarterly basis or at such other frequency as the parties may determine, in cash or, subject to approval by each of our boards of directors, in shares of our common stock, or in a combination of cash and shares.

As of March 9, 2023, the Company has issued additional shares of its common stock, and shares of preferred stock convertible into shares of its common stock, as more fully described under Recent Events in Item I of the Form 10-K to which this Exhibit 4.1 is attached.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to any preferential dividend rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our common stockholders have no conversion, preemptive or other subscription rights, and no liquidation preference, and there are no sinking fund or redemption provisions applicable to the common stock. All shares of common stock that are outstanding are fully-paid and non-assessable.

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Dividends

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could make it more difficult to acquire us by means of a tender offer or a proxy contest or otherwise, or to remove our incumbent officers and directors.

These provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws could have the effect of preventing changes in the composition of our board of directors and management. These provisions may also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

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Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue undesignated shares of preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Authorized Common Stock

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our board of directors is divided into three classes. The number of directors in each class will be as nearly equal as possible. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the board of directors when compared to a corporation with an unclassified board. It may take two annual meetings for our stockholders to effect a change in control of the board of directors, because in general less than a majority of the members of the board of directors will be elected at a given annual meeting. Because our board of directors is classified and our certificate of incorporation does not otherwise provide, under Delaware law, our directors may only be removed for cause.

Vacancies on the Board

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that any vacancy occurring on the board of directors, including by reason of removal of a director, and any newly created directorship may be filled only by a majority of the remaining directors in office. This system of appointing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated by-laws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated by-laws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

No Cumulative Voting; Special Meeting of Stockholders

Stockholders will not be permitted to cumulate their votes for the election of directors. Furthermore, special meetings of our stockholders may be called only by Chief Executive Officer, our President, our board of directors, or a majority of our stockholders.

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Exclusive Forum Selection

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision provides that the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers and increasing the cost to stockholders of bringing such lawsuits.

Listing of our Common Stock

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “LUCD.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company located at 1 State Street, 30th Floor, New York, NY 10004.

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